COMMENTS RECEIVED ON 02/10/2023

FROM RYAN SUTCLIFFE

FIDELITY CHERRY STREET TRUST (File No. 811-23840)

Fidelity Hedged Equity Central Fund

1)

“Trust Instrument”

“Derivative Actions – Section 7.04.”

C:

Please disclose the pre-suit demand requirement in an appropriate location in the Prospectus.

R:

The Registrant does not believe that the provisions of the Trust Instrument highlighted in comments 1-3 give rise to risks that are required to be disclosed in the prospectus as “principal risks of investing in the Fund" pursuant to Item 9(c) of Form N-1A. The Registrant will add the following paragraph to the “Description of the Trust” section of the fund’s Statement of Additional Information:

Additional Information about the Trust Instrument. The Trust Instrument provides that a shareholder may bring a derivative action on behalf of the trust only if such shareholder first makes a pre-suit demand upon the trustees prior to bring the subject action. The Trust Instrument places limitations on the forum in which claims against the trust may be heard. This provision may limit a shareholder’s ability to bring a claim in a different forum and may result in increased shareholder costs in pursuing such a claim. The Trust Instrument also includes a waiver of a jury trial. Shareholders should be aware that they cannot waive their rights under the federal securities laws. Therefore, such limitations do not apply to claims asserted under the federal securities laws to the extent that any such federal laws, rules or regulations do not permit such application. A court may choose not to enforce these provisions.

2)

“Trust Instrument”

“Exclusive Jurisdiction – Section 11.10”

C:

Please disclose in an appropriate location in the Prospectus the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of this provision since the 1933 Act and 1940 Act permit shareholder to bring claims arising from these Acts in both state and federal courts).

R:

See response to comment 1 above.

3)

“Trust Instrument”

“Exclusive Jurisdiction – Section 11.10”

C:

Please disclose in an appropriate location in the Prospectus that shareholders waive the right to a jury trial.

R:

See response to comment 1 above.

4)

“Fund Summary” (Part A of the Registration Statement)

“Investment Adviser”

“Fidelity Diversifying Solutions LLC (FDS) (the Adviser) is the fund’s manager. Other investment advisers serve as sub-advisers for the fund.”

C:

Under Form N-1A Item 5(a), Instruction 2, “A Fund having three or more sub-advisers, each of which manages a portion of the Fund’s portfolio, need not identify each such sub-adviser, except that the Fund must identify any subadviser that is (or is reasonably expected to be) responsible for the management of a significant portion of the Fund’s net assets. For purposes of this paragraph, a significant portion of a Fund’s net assets generally will be deemed to be 30% or more of the Fund’s net assets.” Please confirm that the three sub-advisers for the Fund will not handle a significant portion of net assets as defined in the instruction, or revise this section to identify any sub-adviser that is (or is reasonably expected to be) responsible for a significant portion of the Fund’s net assets.

R:

The Registrant confirms that the “other investment advisers” will not have day-to-day responsibility for choosing investments for the fund.

5)

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Fund states, “The Adviser may use derivative instruments and securities of other investment companies such as exchange-traded funds to equitize cash in situations involving large cash inflows or anticipated large redemptions.” Based on this sentence, it appears that the Fund may invest principally in ETFs. Please disclose in the Prospectus principal risks related to ETF investing, or explain why they are not necessary.

R:

Because investing in ETFs will not be a principal strategy of the fund, we have not added principal risk disclosure. This sentence will be removed from the “Principal Investment Strategies” and relocated to a section titled “Other Investment Strategies.”

6)

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

A temporary defensive positions discussion is included within the leverage risk. For clarity, please discuss temporary defensive positions in its own paragraph and heading.

R:

We will revise the prospectus so that the temporary defensive positions disclosure appears in a paragraph separate from “Leverage Risk.”

7)

“Fund Management” (Part A of the Registration Statement)

“Advisory Fee(s)”

C:

The Fund states, “For each fund that invests in Fidelity Hedged Equity Central Fund in a given month, the Adviser receives a fee equal to 50% of the monthly management fee rate (including performance adjustments, if any) that the Adviser receives from the investing fund, multiplied by the average net assets invested by that fund in Fidelity Hedged Equity Central fund for the month.”

“Adviser” is defined on page 3 as Fidelity Diversifying Solutions LLC. It appears that the defined term “Adviser” is possibly being used to mean two different advisers and is therefore confusing. Also, it appears that, in addition to funds, institutional investors may invest in the Fund, but how such institutional investors are charged advisory fees is not clear in the registration statement. With these aspects in mind, please revise this sentence for clarity.

R:

We will revise the language as follows:

For each fund that invests in Fidelity Hedged Equity Central Fund in a given month, the Adviser receives a fee equal to 50% of the monthly management fee rate (including performance adjustments, if any) that the adviser ~~Adviser~~ of an investing fund or account receives from ~~the investing~~ such fund or account, multiplied by the average net assets invested by that fund or account in Fidelity Hedged Equity Central Fund for the month.

8)

“Investment Policies and Limitations” (Part B of the Registration Statement)

C:

Please indicate under Item 16(a) of Form N-1A, if applicable, that the fund is diversified.

R:

The following disclosure in the “Investment Policies and Limitations” section indicates that the fund is a diversified fund:

“Diversification

The fund may not with respect to 75% of the fund’s total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S .Government or any of its agencies or instrumentalities, or securities of other investment companies) if, as a result, (a) more than 5% of the fund’s total assets would be invested in the securities of that issuer, or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer.”

9)

“Investment Policies and Limitations” (Part B of the Registration Statement)

C:

Please update the asset segregation section, as it appears to be out of date with reference to effective Rule 18f-4 of the 1940 Act.

R:

We will update this section in the fund’s next filing.

10)

“Investment Policies and Limitations” (Part B of the Registration Statement)

C:

“A fund may cover its transactions in futures contracts and related options by identifying on its books cash or liquid assets or by other means, in any manner permitted by applicable law as discussed herein under the caption ‘Investment Policies and Limitations -- Asset Segregation.’” Please review this sentence in light of Rule 18f-4 of the 1940 Act.

R:

We will update this section in the fund’s next filing.

11)

“Trustees and Officers” (Part B of the Registration Statement)

“Experience, Skills, Attributes, and Qualifications of the Trustees. The Board of Trustees has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Board of Trustees also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Board of Trustees. In addition, the Board takes into account the Trustees’ commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.”

C:

Please clarify where the “Statement of Policy” may be viewed.

R:

The “Statement of Policy” is not publicly available.

12)

“Trustees and Officers” (Part B of the Registration Statement)

C:

Throughout the Trustees and Officers section, please revise to comply with Item 17(a)(1) of Form N-1A, which requires the number of portfolios in the fund complex overseen.

R:

The initial paragraph under “Trustees and Officers” states: “Each of the Trustees oversees three funds.” This information will be updated in the fund’s next filing to reflect the current number of funds overseen by the Trustees.

13)

“Management Contract” (Part B of the Registration Statement)

“Management Fees. For the services of FDS under the management contract, FDS receives a monthly management fee. For each fund that invests in the fund in a given month, FDS receives a fee equal to 50% of the monthly management fee rate (including performance adjustments, if any) that FDS receives from the investing fund, multiplied by the average net assets invested by that fund in the fund for the month. The fee is reduced to reflect any expenses paid by FDS on behalf of an investing fund pursuant to an all-inclusive fee management contract, but is not reduced to reflect any fee waivers or expense reimbursements made by FDS.”

C:

Like comment 7 above, this paragraph assumes FDS is the adviser to both the Fund and the investing fund, which may not be the case. If FDS will be the adviser for both funds, please clarify in the Advisory Fees section on page 14 of the Prospectus. Otherwise, please revise this section to reflect clearly the fees to be paid to FDS and who will pay such fees.

R:

This paragraph will be revised as follows:

“Management Fees. For the services of FDS under the management contract, FDS receives a monthly management fee. For each fund or account that invests in the fund in a given month (an investing fund), FDS receives a fee equal to 50% of the monthly management fee rate (including performance adjustments, if any) that the investing fund’s adviser ~~FDS~~ receives from ~~the~~ such investing fund, multiplied by the average net assets invested by that investing fund in the fund for the month. The fee is reduced to reflect any expenses paid by ~~FDS~~ the investing fund’s adviser on behalf of an investing fund pursuant to an all-inclusive fee management contract, but is not reduced to reflect any fee waivers or expense reimbursements made by the investing fund’s adviser ~~FDS~~.”

14)

“Management Contract” (Part B of the Registration Statement)

C:

With reference to the sub-advisers, please provide the compensation information required by Item 19(a)(3) of Form N-1A.

R:

Under Item 19(a)(3)(i), a fund is required to disclose the “method of calculating the advisory fee payable by the Fund including (i) the total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.” (emphasis added) The fund’s sub-advisers are affiliates of its adviser. Moreover, the fund’s adviser, and not the fund, pays the sub-advisers.

15)

“Management Contract” (Part B of the Registration Statement)

“Each portfolio manager’s base salary is determined by level of responsibility and tenure at the Adviser or its affiliates. Each portfolio manager’s bonus is based on the investment performance of other funds and accounts calculated separately over the portfolio manager’s tenure on those fund(s) and account(s) over a measurement period that initially is contemporaneous with the portfolio manager’s tenure, but that eventually encompasses rolling periods of up to five years for the comparison to a benchmark index and peer group, if applicable. A subjective component of each portfolio manager’s bonus is based on the portfolio manager’s overall contribution to management. Each portfolio manager also is compensated under equity-based compensation plans linked to increases or decreases in the net asset value of the stock of FMR LLC, the Adviser’s parent company. FMR LLC is a diverse financial services company engaged in various activities that include fund management, brokerage, retirement, and employer administrative services.”

C:

The next to last paragraph on the page begins an apparently repetitive discussion of compensation. Please review, and if repetitive, please consider removing while maintaining clarity regarding co-managers Eric Granat and Mitch Livstone.

R:

We have reviewed the disclosure and determined that it is not repetitive.